Invest in AlwaysNear TeleHealth

Revolutionizes senior in-home health care, as such an outstanding investment



ALWAYSNEAR.NET   THE VILLAGES FL

Software   Technology   SaaS   Artificial Intelligence   Healthcare

 ABOUT   UPDATES [1]   REVIEWS [12]   ASK A QUESTION [9]

Why you may want to invest in us...

1. In-home 24/7 proactive care: seniors inevitable physical-mental-emotional-injury-prone conditions

2. Seniors live longer, less hospitalization risk, healthier, remain in homes with less personal costs

3. Primary market 37m seniors with 2 or more chronic diseases with senior population growing 10 k/day

4. Founder 3 prior successful start-ups -successful IPO with $234 m high valuation, named on 2 patents

5. Invited to join Google Cloud for Startups Program - invaluable engineering, market launch help

6. Medicare insolvent 2025, essential to proactively detect-treat senior inevitable decline conditions

7. SaaS business model, minimal flat-line operating costs, exponential revenue growth (Chart Right)

Why investors ♥ us

WE'VE RAISED $54,428 SINCE OUR FOUNDING

 *A person's routine activities of self-care are important factors influencing the feasibility of home care or aging in place. For many individuals, automated sensor-based recognition of such activities affords home stay, greater independence and privacy, who would require stay in a supervised or medical facility.*

I believe AlwaysNear Telehealth provides a less costly solution of the current options for our aging population that want to live independently while giving distant loved ones peace of mind by allowing family members to monitor activities of daily living and health conditions by a phone, laptop, or iPad.

Jonathan Bohn Retired

LEAD INVESTOR ⊘   INVESTING $10,000 THIS ROUND

 *I am 63 and worked in healthcare for 40yrs I see the change in technology how it has improved or impacted our healthcare needs.*
Claudette Brewer

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Our team

 **Tyce Fitzmorris**
Founder, CEO, Chairman of the Board
Serial entrepreneur w/proven experience building 3 successful medical, industrial technology companies. Successful IPO with high valuation of $234m, Small Business Innovative Research Grant $450k, named on 2 patents, approvals by Coke, Bayer, more


 **Jeremy Winfree**
Founder, CTO
Freelance software developer for over 18 years with notable credits including Hungry Howie's POS, Worldpay, and Performance Checking.



Peg Pickett

Founder, VP of Marketing-Sales

Owner of two Visiting Angels Home Care franchises. In Home Care for 15+ years. Top 10 of 650+ national Visiting Angels franchises based on revenue. Consistently wins numerous awards annually including #1 in customer satisfaction in 2019.

Downloads

PITCH DECK 05232020.pdf

OUR NEW ERA SENIOR HEALTHCARE OFFERS A UNIQUE OPPORTUNITY:

FOR SENIORS: A New Lease On Life By Providing Them A 24/7, In-home "Virtual Care Assistant (VCA)" To Oversee Critical Aspects Of Their Physical, Mental, Emotional And Injury-Prone Living Conditions, Issuing A Preventive – Emergency "Alert" For Conditions Needing Care Provider Intervention:

- Significantly Improving Seniors' Quality and Length of Life
- Considerably Reducing The Risk Of Seniors' Hospitalization
- Making Seniors Healthier and Happier
- Providing Most Seniors The Opportunity To Remain Indefinitely In Their Home
- Significantly Lessening Senior Family-Friend Caregiver Stress While Improving Their Senior's Care
- Substantially Reducing Healthcare Costs For Seniors And Medicare In General

FOR YOU: Making An Investment Of $100 Or More Helps *AlwaysNear TeleHealth* Commercially Launch Its "Virtual Care Assistant (VCA)" Capability and Provides You An Incredible Investment Return Potential:

- The exceptionally high company purchase price potential due to AlwaysNear Telehealth's "flat-line" operating cost – exponential revenue generation ratio business model (see following Chart).
- At the "right time", Tyce will negotiate the company's sale to Google or its equivalent . Tyce has negotiated company sales and/or product distribution agreements with Coke, Bayer, Barry Wehmueller, other.
- Tyce has 3 prior successful start-ups (one w/ a high IPO valuation of $234m)
- *AlwaysNear TeleHealth* Is Being "Empowered by Google"

(Details "FOR SENIORS" follows the "FOR YOU" section)

FOR YOU: An Exceptional Investment Opportunity That Vastly Improves Seniors and Their Caregivers Lives (also could apply to Wounded Warriors, and Disabled persons).

Typically for a "leading edge" product - service, a significant amount of time and non-founder funding is required to reach profitability. As most companies revenue increases, operating costs also increase with the gap between the two representing growing profitability (see below).

Not so with the AlwaysNear TeleHealth!!! As the Chart below shows, the revenue - operating cost gap (Net Profit) increases exponentially and very early.



AlwaysNear TeleHealth White Label – Software as a Service (SaaS) Business Model:
"Flat-Line" Operating Costs – Exponential Revenue and Profit Growth
Clients
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
Rate/Year
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
$100,000,000
$90,000,000
$80,000,000
$70,000,000
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
AlwaysNear TeleHealth Business Model:
"Flat-Line" Operating Costs – Exponential Net Profit
System Development Engineers, System Maintenance Engineers, Sales Manager, "Distributor" Recruiters - Trainers, Administration, Consultants (Attorney, CPA)
Break Even With 500 Clients
500 Clients at $1,095/Year ($3/Day X 365)
= $547,500
Exponential Net Profit Growth
Flat-Line Operating Costs



Example Of Development Of A Standard Product – Service Business Model:
Standard Operating Costs – Loss To Slowly Widening Revenue and Profit Gap
Clients
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
Rate/Year
100,000
90,000
80,000
70,000
60,000
$100,000,000
$90,000,000
$80,000,000
$70,000,000
$60,000,000
$50,000,000
Standard Product – Service Business Model:
Ever-Increasing Operating Costs – Slow Growth Net Profit
Product – Service Development, Manufacturing, Inventory, Sales-Marketing, Installation-Service Staff, Manufacturing and Office Facilities, Office Staff, Management, etc.
Slow Growth Net Profit



This phenomenon is a result of AlwaysNear TeleHealth ability to operate as a"White-Label, SaaS business model (flat-line operating costs and exponential revenue generation), which results in the astonishing net profit growth shown below and the resultant strength in negotiating the sale of the Company and net profits before the sale.

Example Of A Potential Investor Return On A $100 TO A $5,000 Investment With The Sale Of The Company

COMPANY SALE PRICE	$10 Million	$50 Million	$100 Million	$250 Million	$500 Million	$1 Billion	SHARES
INVESTMENT	COMPANY SALE PRICE DISTRIBUTION To INVESTORS [b]						OWNED [a]
$100	$180	$901	$1,802	$4,505	$9,009	$18,018	67
$500	$901	$4,505	$9,009	$22,523	$45,045	$90,090	333
$1,000	$1,802	$9,009	$18,018	$45,045	$90,090	$180,180	667
$2,500	$4,505	$22,523	$45,045	$112,613	$225,225	$450,450	1667
$5,000	$9,009	$45,045	$90,090	$225,225	$450,450	$900,901	3333

[a] Amount invested divided by $1.50

[b] Percent Ownership - "SHARES OWNED" divided by 3,700,000 shares issued times Company Sale Price

Six additional reasons why a $100 or more investment investment in AlwaysNear TeleHealth is an extraordinary investment opportunity:

(1) A "Must Have" offering in the Emerging Telehealth Market

AlwaysNear TeleHealth's Virtual Care Assistant (VCA) is a "must have" capability for the 13,000+ professional care provider entities if they are to compete in the "emerging telehealth market".

It is a "must-have" capability for the millions of family-friend caregivers, who can not afford even limited professional caregiver services, but now can have in-home 24/7 care for $2 to $3 per day that far exceeds virtually any level of professional care provider services.

Most professional care provider entities will not have the time, money or expertise to replicate VCA's one million lines of software and Google Aritificial Intelligence code capability , particularly when an AlwaysNear TeleHealth "virtual care assistant" can be placed in a senior's home 24/7 for a very affordable $2 to $3 per day.

(2) The Founder Having Had 3 Prior Successful Start-ups

The founder is a serial entrepreneur having founded and built successful companies in the beverage, clinical lab and golf industries. The clinical lab product had a successful IPO with a high IPO valuation of $234 million and received a Small Business Innovative Research (SBIR) Grant for $450,000. The founder is named on 2 patents and negotiated approvals and/or agreements with Coke, Bayer, Coulter (now Beckman - Coulter) Barry Wehmueller and more.



READ MORE OF THE STORY

Investor Q&A

What does your company do? ⌄

− COLLAPSE ALL

AlwaysNear TeleHealth is a White-Label, SaaS operation. Its in-home, 24/7 "virtual care assistant" capability enables professional care providers, family caregivers and care facilities to receive early-preventative Alerts 24/7 for seniors inevitable decline conditions. It will become a "must-have", very affordable telehealth offering at $2 to $3 per day for thousands of care provider entities and millions of family caregivers who don't have the time, ability or money to replicate it.

Where will your company be in 5 years? ⌄

In 2018, we set a 5 year goal of becoming the premier senior in-home 24/7 telehealth offering by combining the latest-best health condition devices and Smart Home units with our ADL capability as a SaaS, "white label" operation. Google's invitation to join its "Google Cloud for Start-ups Program" may have accelerated our goal by several years. By the 5th year, with a client base of 100,000 out of 37 million "good" prospects paying $3/day, we would have an annual gross profit over $80 million.

Why did you choose this idea? ⌄

I cared for my parents into their 90's experiencing their plight and family caregiver stress first hand. In 2010, four years after their passing, I set out to apply technology to improve seniors quality of life while reducing family caregivers stress and improve professional care providers outcomes with reduced workloads.

How far along are you? What's your biggest obstacle? ⌄

The commercial launch of the AlwaysNear TeleHealth System will be in the 4th quarter of 2020. The "biggest obstacle" to achieving our goal of becoming the premier senior in-home healthcare offering is Google or its equivalent not buying or partnering with AlwaysNear.

If this "obstacle" is not overcome, AlwaysNear TeleHealth, as a SaaS, white-label operation, has a post launch break even point of only 500 seniors serviced by distributors and would be exceptionally profitable at 100,000 out of 37 million seniors with 2 or more chronic diseases.
Another potential "obstacle" is the need for continued innovation for our long term success. As a SaaS operation, we will be able to focus on and readily afford continued innovation.

Who competes with you? What do you understand that they don't? ⌄

There is no known competitor to the AlwaysNear TeleHealth's SaaS, white label capability that integrates the latest-best, third-party ADL sensors, health condition devices and Smart Home units and processes the resultant data with a million+ lines of software code to provide the new "must have telehealth capability" needed by thousands of professional care provider entities and millions of family caregivers who do not have the time, ability or money needed to replicate the "breakthrough" capability.

What AlwaysNear TeleHealth understands is operating as the only known SaaS, white-label operation able to offer its "must-have telehealth capability at a rate of $2 to $3/day and be highly profitable.

How will you make money? ⌄

Our business model centers around independent contractor distributors placing the AlwaysNear capability with professional care provider entities for their senior clients and family caregivers. Our monthly Google cost is between $2.85 and $4 per senior depending on their data volume.

AlwaysNear charges distributors a data volume based $60 to $90 per month for each senior under their umbrella. What distributors charge is at their discretion.

As a SaaS, white label operation, our initial full operational break-even point is 500 seniors being serviced. We currently have four distributors, including co-founder Peg Pickett who operates two Visiting Angels home care franchises in The Villages, with its growing 130,000 population.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

We may fail to achieve our primary objective of being purchased by or partner with Google (or its equivalent) which would likely establish the AlwaysNear TeleHealth capability as the premier in-home 24/7 telehealth offering.

If we do not achieve our primary objective, we believe there is little risk of financial failure given our SaaS, white label business model, although we can not provide absolute assurance that it couldn't happen.

Another risk is that continued innovation is vital to our long term success. We need to keep our developers working on new ideas which is readily financially facilitated by our SaaS, white label business model.

